Filed Pursuant to Rule 424(b)(3)

Registration No. 333-267821

PROSPECTUS SUPPLEMENT

To Prospectus dated October 28, 2022

LUXURBAN HOTELS INC.

(formerly CorpHousing Group Inc.)

4,191,490 shares of Common Stock

offered by Selling Stockholders

This prospectus supplement relates to the prospectus dated October 28, 2022 (the “prospectus”), as previously supplemented on November 9, 2022, November 15, 2022, November 28, 2022, December 2, 2022, December 21, 2022, January 19, 2023, February 14, 2023 and February 21, 2023 that is part of registration statement that registers the resale by the selling stockholders (the “Selling Stockholders”) identified therein (and their permitted transferees) from time to time of up to an aggregate of (a) 2,003,239 shares of our common stock issuable to them upon conversion of 2022 Investor Financing Notes (as defined therein), (b) 2,156,251 shares of our common stock issuable to them upon exercise of 2022 Investor Financing Warrants (as defined therein) and (c) 32,000 shares of our common stock issuable to them upon exercise of our 2022 Investor Financing Agent Warrants (as defined therein).

We are not selling any securities under the prospectus as supplemented hereby and will not receive any of the proceeds from the sale of our common stock by the Selling Stockholders. However, we may receive up to $8,765,800 aggregate gross proceeds from sales of common stock upon cash exercises of the 2022 Investor Financing Warrants and the 2022 Investor Financial Agent Warrants.

The Selling Stockholders may sell or otherwise dispose of the common stock described in the prospectus as supplemented hereby in a number of different ways and at varying prices. See “Plan of Distribution” in the prospectus for more information.

This prospectus supplement is being filed to update and supplement the information previously included in the prospectus, as previously supplemented, with information regarding the Company’s financial results for the fourth quarter and year ended December 31, 2022 and certain guidance for 2023.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is currently listed on The Nasdaq Capital Market or “Nasdaq”, under the symbol “LUXH”. On March 27, 2023, the last reported sales price of our common stock, as reported on The Nasdaq Capital Market, was $2.41 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 10 of the prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 27, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 27, 2023

LuxUrban Hotels Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware	001-41473	82-3334945
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

212 Biscayne Blvd, Suite 253, Miami, Florida	33137
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (833) 723-7368

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.00001 per share	LUXH	The Nasdaq Stock Market LLC

Item 2.02.	Results of Operations and Financial Condition.

On March 27, 2023, LuxUrban Hotels Inc. (the “Company”) issued a press release setting forth its financial results for the three months and year ended December 31, 2022. A copy of the press release is attached hereto as Exhibit 99.1. the Company anticipates filings it Annual Report on Form 10-K for 2022 on or prior to March 31, 2023.

The information contained in this Item 2.02 and Exhibit 99.1, attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits:

Exhibit Number	Description
99.1	Press Release issued on March 27, 2023
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit).

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 27, 2023	LUXURBAN HOTELS INC.

	By:	/s/ Brian Ferdinand
		Name:	Brian Ferdinand
		Title:	Chief Executive Officer and Chairman

2

Exhibit 99.1

LuxUrban Hotels Inc. Announces Record 2022 Financial Results

2022 Net Rental Revenue Rose 105% to $43.8 Million from $21.4 Million in 2021

Net Loss of $(9.4) Million Included Approximately $9.0 Million of Non-Cash Charges and $4.1 Million of One-Time Costs Associated with Exit from Legacy Apartment Rental Business

Adjusted Cash Net Income of $3.8 Million for 2022

2022 EBITDA Improved to $8.3 Million and Adjusted EBITDA Rose to $12.4 Million

MIAMI, FL, March 27, 2023 — LuxUrban Hotels Inc. (or the “Company”) (Nasdaq: LUXH), which utilizes an asset-light business model to lease entire hotels on a long-term basis and rent out hotel rooms in these properties in key major metropolitan cities, today announced financial results for the full year ended December 31, 2022. Reported results include Adjusted cash net income, EBITDA, and Adjusted EBITDA, which are non-GAAP measures and are accompanied by reconciliation tables in this release.

2022 Full Year Financial Overview Compared to 2021 Full Year

●	Net rental revenue rose 105% to $43.8 million from $21.4 million in 2021, driven primarily by an increase in average units available to rent from 473 for the twelve months ended December 31, 2021 to 680 for the twelve months ended December 31, 2022, as well as improved revenue per available room, or RevPAR, during this period.
●	Gross profit rose to $12.4 million, or 28% of net rental revenue, from $2.1 million, or 9.9% of net rental revenue in 2021.
●	Net loss of $(9.4) million, or $(0.40) per share, compared to net loss of $(2.2) million in 2021. Net loss in 2022 included:
o	$9.0 million of non-cash expenses related to rent expense amortization, stock compensation, depreciation, and financing;
o	$4.1 million of non-recurring cash expenses related to the exit of SoBeNY, the Company’s apartment rental business;
o	$5.5 million of cash interest and financing costs; and
o	Other income of $1.6 million
●	Adjusted cash net income improved to $3.8 million from an adjusted cash net loss of $(2.2) million.
●	EBITDA and Adjusted EBITDA increased to $8.3 million and $12.4 million in 2022, respectively, from $(0.6 million) for both EBITDA and Adjusted EBITDA in 2021.

Select 2022 Fourth Quarter Financial Overview Compared to 2021 Fourth Quarter

●	Net rental revenue rose 79% to $12.9 million from $7.2 million in the 2021 fourth quarter, driven primarily by an increase in average units available to rent from 462 for the three months ended December 31, 2021 to 680 for the three months ended December 31, 2022, as well as improved RevPAR during this period.
●	Gross profit excluding Non-Cash Rent Expense Amortization of $1.9 million rose to $4.0 million, or 31% of net rental revenue, from $1.7 million, or 24% of net rental revenue, in the 2021 fourth quarter.

2022 Full Year Operational Highlights Compared to 2021 Full Year

●	RevPAR rose 99% to $247 from $124 in 2021.
●	Increased short-term stay hotels under long-term Master Lease Agreements (MLA) to 10 from one in 2021.
●	Increased total short-term rental units at period end to 844 units from 473 in 2021.
●	Hosted approximately 220,000 guests, up from approximately 110,000 guests in 2021.

Select Recent 2023 Developments

●	Increased total short-term stay hotel units under MLAs to more than 1,200 with the leasing of, and commencement of operations at, four short-term stay hotels in New York, Los Angeles, and Miami.
●	Named Bradley Theodore LuxUrban’s First Brand Ambassador.
●	Entered into Preferred U.S. Hotel Partnership with Indonesia’s NusaTrip.
●	Increased Growth Capital by $5 million via Amended Revenue Share Agreement with strategic investor.

Financial Condition

At December 31, 2022, cash and cash equivalents and Treasury Bills totaled $3.7 million, restricted cash was $1.1 million, and total debt was $16.5 million, $9.1 million of which consisted of Senior Secured Notes, $2.0 million of short-term business financing, and other debt of $5.4 million. The Company estimates that total debt has been reduced by over $6 million subsequent to December 31, 2022 via its previously announced debt to equity conversion initiatives and debt paydown via cash generated from operations.

Commentary

“Our performance in 2022 reflected our thoughtful approach to creating a sustainable, scalable and predictable operating model,” said Brian Ferdinand, Chairman and Chief Executive Officer. “The costs and expenses we recorded in 2022 should not mask the significant progress we made in expanding our business and establishing a foundation for anticipated continued growth in 2023. We more than doubled net rental revenue, improved the efficiency of our operations, and, on an adjusted basis, reported our fifth consecutive quarter of positive EBITDA. We completed our initial public offering, underwent a corporate re-branding, increased our property portfolio on a fully funded basis, established LuxUrban’s presence in New Orleans, and added property density in New York City and Miami. We also exited our legacy apartment rental business, SoBeNY, as part of our plan to focus exclusively on the short-term stay hotel rental business. Although this shift resulted in non-recurring cash exit costs of $4.1 million in 2022, we believe that we are now well-positioned to capitalize on the ongoing recovery in global travel.”

Mr. Ferdinand continued, “The ongoing distress in hotel assets created by the pandemic and exacerbated by rapidly rising interest rates has resulted in new and challenging financial requirements for hotel owners and created an elongated multi-year opportunity for LuxUrban to secure long-term operating rights to quality, turnkey hotel properties at historic cycle lows. We plan to continue to expand our property portfolio throughout 2023 with selective, high-quality assets to drive further growth via our asset light business model, which includes exploring new locations in the U.S. and the expected opening of our first property in London during Q2 2023. We will continue to apply our advanced revenue management capabilities and plan to pursue previously untapped, high margin revenue streams at each of our leased properties beginning in the second quarter of 2023.”

“The continued scaling, maturation, and evolution of our business is expected to produce higher RevPAR, expanded margins, and accelerated free cash flow generation as we move through 2023,” said Shanoop Kothari, President and Chief Financial Officer. “Our previously announced amended Revenue Share Agreement and debt to equity conversions also strengthened our balance sheet. We expect that our working capital position will improve materially beginning in Q1 2023 and plan to direct a portion of our estimated free cash flow in 2023 towards substantially reducing or potentially eliminating debt by year end, while still meeting projected growth targets.”

2023 Guidance

The Company is currently in various stages of negotiation with multiple property owners to acquire the long-term operating rights for hotels in the United States and Europe. For the year ending December 31, 2023, the Company is reiterating its previous guidance of net rental revenue of $115 to $120 million and EBIDTA of $21 to $25 million.

This financial guidance for 2023 does not reflect any expected material positive contribution that the 2,500-3,000 total short term stay hotel units that the Company expects to have operational by December 31, 2023 will produce on net rental revenue and EBITDA.

This financial and operations guidance is based on, among other factors, current business, economic, and public health conditions; the status of the Company’s acquisition pipeline and its ability to enter into these potential leases; and its current view of forward-looking unit operating metrics.

Conference Call

The Company will host a conference call on Tuesday, March 28, 2023 at 9:00 am Eastern Time to discuss the results. Investors interested in participating in the live call can dial:

~~●~~	(877) 407-9753 - U.S.
~~●~~	(201) 493-6739 - International

A simultaneous webcast of the call may be accessed online from the Events & Presentations section of the Investor Relations page of the Company’s website at www.luxurbanhotels.com or via

https://event.choruscall.com/mediaframe/webcast.html?webcastid=XKvT9VbR

LuxUrban Hotels Inc.

LuxUrban Hotels Inc. utilizes an asset light business model to lease entire hotels on a long-term basis and rent out hotel rooms in the properties it leases to business and vacation travelers through the company’s online portal and third-party sales and distribution channels. The company currently manages a portfolio of hotel rooms in New York, Washington D.C., Miami Beach, New Orleans and Los Angeles. As of the date of this release, the company has approximately 1,200 hotel rooms available for rent, and seeks to rapidly build its portfolio on favorable economics through the acquisition of additional accommodations that were dislocated or are underutilized as a result of the pandemic and current economic conditions. In late 2021, the company commenced the process of winding down its legacy business of leasing and re-leasing multifamily residential units, as it pivoted toward its new strategy of leasing hotels. This transition has been substantially completed.

Forward Looking Statements

This press release contains forward-looking statements, including with respect to financial and operational guidance, scheduled property openings, expected closing of noted lease transactions, continued closing on additional leases for properties in the Company’s pipeline, as well the Company’s anticipated ability to commercialize efficiently and profitably the properties it leases and will lease in the future. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those set forth under the caption “Risk Factors” in our public filings with the SEC, including in Item 1A of our 10-K for the year ended December 31, 2022. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, leasing terms, high-level occupancy rates, and sales and growth plans. The financial projections provided herein are based on certain assumptions and existing and anticipated market, travel and public health conditions, all of which may change. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Non-GAAP Information

The Company defines adjusted cash net income as net income (loss) before non-cash income taxes, stock compensation expense, depreciation and amortization, non-financing charges, and cash exit costs related to its exit from its legacy apartment rental business. The Company believes that adjusted net income is useful to investors as a measure of a company’s operating performance, without regard to generally non-recurring items and non-cash activity. The Company seeks to achieve profitable, long-term growth by monitoring and analyzing key operating metrics, including EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest, taxes, financing costs, depreciation and amortization, stock compensation expense, and incremental processing and channel fees, and Adjusted EBITDA as net income (loss) before interest, taxes, financing costs, depreciation and amortization, stock compensation expense, incremental processing and channel fees, and cash fees associated with its exit from the apartment rental business. The Company’s management uses these non-GAAP financial metrics and related computations to evaluate and manage the business and to plan and make near and long-term operating and strategic decisions. The management team believes these non-GAAP financial metrics are useful to investors to provide supplemental information in addition to the GAAP financial results. Management reviews the use of its primary key operating metrics from time-to-time. EBITDA and Adjusted EBITDA are not intended to be a substitute for any GAAP financial measure and as calculated, may not be comparable to similarly titled measures of performance of other companies in other industries or within the same industry. The Company’s management team believes it is useful to provide investors with the same financial information that it uses internally to make comparisons of historical operating results, identify trends in underlying operating results, and evaluate its business. For purposes of the guidance provided herein for the year ended December 31, 2023, however, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation could not be accomplished without unreasonable effort. Non-GAAP measures for future periods which cannot be reconciled to the most comparable GAAP financial measures are calculated in a manner which is consistent with the accounting policies applied in the Company’s consolidated financial statements.

A reconciliation of net income (loss) to EBITDA, net income (loss) to adjusted EBITDA, and net income (loss) to adjusted net income is included in the financial tables included with this press release.

CONTACT

LuxUrban Hotels Inc.	The Equity Group Inc.
Shanoop Kothari	Devin Sullivan, Managing Director
President & Chief Financial Officer	dsullivan@equityny.com
shanoop@luxurbanhotels.com
David Shayne, Analyst
dshayne@equityny.com

Condensed Consolidated Statements of Operations

	For The Years Ended
	December 31,
	2022	2021

Net Rental Revenue	$43,825,424	$21,379,913
Rent Expense	10,340,188	10,362,773
Non-Cash Rent Expense Amortization	1,894,731	-
Other Expenses	19,215,156	8,906,380
Total Cost of Revenue	31,450,075	19,269,153
Gross Profit	12,375,349	2,110,760

General and Administrative Expenses	6,794,111	2,844,637
Non-Cash Stock Compensation Expense	2,547,536	-
Non-Cash Lease Asset Loss Depreciation Charge	2,385,995	-
Costs Associated with Apartment Rental Exit	4,103,898	-
Total Operating Expenses	15,831,540	2,844,637
Loss from Operations	(3,456,191)	(733,877)
Other Income (Expense)
Other Income	1,584,105	127,058
Cash Interest and Financing Costs	(5,483,891)	(1,626,565)
Non-Cash Financing Costs	(2,034,376)	-
Total Other Expense	(5,934,162)	(1,499,507)
Loss Before Provision for Income Taxes	(9,390,353)	(2,233,384)
Provision for Income Taxes	-	-
Net Loss	$(9,390,353)	$(2,233,384)
Basic and Diluted Loss Per Common Share	$(0.40)	$-
Basic and Diluted Weighted Average Number of Common Shares Outstanding	23,432,870

Condensed Consolidated Balance Sheets

	December 31,
	2022	2021
ASSETS
Current Assets
Cash and Cash Equivalents	$1,076,402	$6,998
Treasury Bills	2,661,382	-
Processor Retained Funds	6,734,220	56,864
Prepaid Expenses and Other Current Assets	963,300	166,667
Deferred Offering Costs	-	771,954
Security Deposits - Current	112,290	276,943
Total Current Assets	$11,547,594	$1,279,426
Other Assets
Furniture and Equipment, Net	197,129	11,500
Restricted Cash	1,100,000	1,100,000
Security Deposits - Noncurrent	11,233,385	1,377,010
Prepaid Expenses and Other Noncurrent Assets	559,838	-
Operating Lease Right-Of-Use Asset, Net	83,325,075	-
Total Other Assets	96,415,427	2,488,510
Total Assets	$107,963,021	$3,767,936
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accrued Expenses	$6,252,491	$4,209,366
Rents Received in Advance	2,566,504	1,819,943
Short Term Business Financing	2,003,015	1,386,008
Loans Payable - Current	10,324,519	2,104,408
Operating Lease Liability - Current	4,293,085	-
Total Current Liabilities	25,439,614	9,519,725
Long-Term Liabilities
Loans Payable	4,189,193	4,925,449
Deferred Rent	-	536,812
Operating Lease Liability - Noncurrent	81,626,338	-
Total Long-Term Liabilities	85,815,531	5,462,261
Total Liabilities	111,255,145	14,981,986
Commitments and Contingencies
Stockholders’ Deficit
Members’ Deficit	-	(11,214,050)
Common Stock (shares authorized, issued and outstanding - 90,000,000; 27,691,918; 27,691,918; respectively)	276		-
Accumulated Deficit	(3,292,400)	-
Total Stockholders’ Deficit	(3,292,124)	(11,214,050)
Total Liabilities and Stockholders’ Deficit	$107,963,021	$3,767,936

Non-GAAP Financial Measures

To supplement the condensed consolidated financial statements, which are prepared in accordance with GAAP, we use EBITDA ,Adjusted EBITDA and Adjusted Cash Net Income as a non-GAAP financial measures.

EBITDA is defined as net income or loss before the impact of interest, taxes and depreciation and amortization. EBITDA is a key measure of our financial performance and measures our efficiency and operating cash flow before financing costs, taxes and working capital needs. Adjusted EBITDA adjusts for non-cash stock compensation expense, as well as the costs associated with the exit of our apartment rental business under SoBeNY. Adjusted EBITDA is a key measure of our financial performance as, like EBITDA, measures our efficiency and operating cash flow before non-cash stock compensation costs, financing costs, taxes and working capital as well as the one-time nature of exit costs associated with SoBeNY. We utilize EBITDA and Adjusted EBITDA because they provide us with an operating metric closely tied to the operations of the business.

The following table provides reconciliation of net loss to EBITDA, Adjusted EBITDA, and Adjusted Cash Net Income:

	For The Years Ended
	December 31,
	2022	2021

Net Loss	$(9,390,353)	$(2,233,384)
Provision for Income Taxes and Other Taxes	591,968	-
Interest and Financing Costs	7,518,267	1,626,565
Depreciation and Amortization Expense	2,071,054	-
Stock Compensation Expense	2,547,536	-
Incremental Processing and Channel Financing Fees for Credit Risk	2,527,543	-
Non-Cash Lease Asset Loss Depreciation Charge	2,385,995	-
EBITDA	$8,252,010	$(606,819)

Cash Exit Apartment Rental Costs	4,103,898	-
Adjusted EBITDA	$12,355,908	$(606,819)

Net Loss	$(9,390,353)	$(2,233,384)
Stock Compensation Expense	2,547,536	-
Depreciation and Amortization Expense	2,071,054	-
Non-Cash Lease Asset Loss Depreciation Charge	2,385,995	-
Non-Financing Charges	2,034,376	-
Cash Net Income	$(351,392)	$(2,233,384)
Cash Exit Apartment Rental Costs	4,103,898	-
Adjusted Cash Net Income	$3,752,506	$(2,233,384)